STATE OF VERMONT
                              PUBLIC SERVICE BOARD

Docket No. 6500

Joint Petition of the National Grid Group, plc                )
and New England Power Company for approval                    )
pursuant to 30 V.S.A.ss.107 of the indirect                   )
acquisition of a controlling interest in New                  )
England Power Company                                         )

                                                        Order entered: 6/27/2001

                                I. INTRODUCTION

     This Docket concerns a joint petition filed by The National Grid Group plc ("National Grid") and New England Power Company ("NEP" or "New England Power") (collectively, the "Petitioners"), seeking Vermont Public Service Board ("Board") approval, under 30 V.S.A. ss. 107, of the indirect acquisition by the New National Grid plc ("New National Grid") of a controlling interest in NEP.

     The Petitioners filed the joint petition ("Joint Petition") on March 20, 2001, with prefiled testimony and supporting exhibits, and a Stipulation among the Vermont Department of Public Service (the "Department"), National Grid and New England Power (the "Stipulation").

     In the Stipulation, the Department did not request a hearing and recommended that the Board approve this matter. In the Stipulation, the parties agreed that the record on which the Board may base its determination in this proceeding shall consist of all testimony, exhibits and data filed by NEP and National Grid in support of their joint petition, including the testimony prefiled by NEP and National Grid on March 20, 2001, and other filings or documents submitted by the Department or the Petitioners in this proceeding.

     On May 3, 2001, NEP and National Grid filed a draft Proposal for Decision. On May 7, 2001, the Department filed a letter stating that it has no objection to the draft Proposal for Decision.

     Based upon the absence of a request for hearing from any party, the lack of objection of any party to the Stipulation and draft Proposal for Decision, and my review of those filings and the record as a whole, I determined that an evidentiary hearing was not necessary.

     Under Section 107, the Board may approve the direct or indirect acquisition of a controlling interest in a company subject to the jurisdiction of the Board only if it finds that such acquisition will promote the public good.

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Docket No. 6500                                                          Page 2

                                  II. FINDINGS

     Based on the evidence of record, I hereby report the following findings to the Board in accordance with 30 V.S.A.ss.8.

     1. NEP is a Massachusetts corporation that owns and operates properties in Massachusetts, New Hampshire, Rhode Island, Connecticut, Maine and Vermont, including transmission lines. NEP owns properties in several Vermont communities used primarily for the transmission of electricity and has a 22.5% share of the common stock of Vermont Yankee Nuclear Power Corporation. Pet. at 1.

     2. NEP is qualified to transact business in Vermont as a foreign corporation. NEP is a subsidiary of National Grid USA, a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). Pet. at 2; Carlton pf. at 3.

     3. National Grid is a registered holding company under PUHCA, and is the ultimate corporate parent of NEP. National Grid indirectly acquired NEP as part of its merger with New England Electric System ("NEES"), approved by the Board in Docket No. 6225 by Order entered June 15, 1999. Subsequently, National Grid renamed the former NEES, National Grid USA. National Grid USA continues to operate as a distinct registered holding company and continues to be the direct parent of NEP. Pet. at 2; Carlton pf. at 3.

     4. Niagara Mohawk Holdings, Inc. ("Niagara Mohawk") is a utility holding company incorporated under the laws of New York. Niagara Mohawk and its subsidiaries, including Niagara Mohawk Power Company ("NMPC"), are exempt from all provisions of the PUHCA, except Section 9(a)(2), on the basis that Niagara Mohawk and NMPC (the public utility subsidiary from which Niagara Mohawk derives the substantial part of its income) are incorporated in and predominantly conduct business in New York. Pet. at 2.

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Docket No. 6500                                                          Page 3


     5. On September 4, 2000, National Grid entered into an Agreement and Plan of Merger and Scheme of Arrangement/1 ("Merger Agreement") with Niagara Mohawk. Pet. at 2; Carlton pf. at 2.

     6. Under the Scheme of Arrangement contemplated by the Merger Agreement, New National Grid, a wholly-owned subsidiary of National Grid, will acquire all of National Grid's outstanding stock and become the holding company of National Grid. Through the Scheme of Arrangement, New National Grid (in substitution for National Grid) will indirectly become the ultimate corporate parent of NEP. Pet. at 3 and exh. 1; Carlton pf. at 4.

     7. Following the completion of the Scheme of Arrangement, New National Grid will change its name to National Grid Group, plc, and will become a registered holding company under PUHCA. Pet. at 3; Carlton pf. at 4.

     8. The Merger Agreement contemplates that, following the completion of the Scheme of Arrangement, New National Grid will acquire Niagara Mohawk and Niagara Mohawk will become a direct subsidiary of National Grid USA. Pet. at 3.

     9. According to NEP and National Grid, it is intended that the Scheme of Arrangement, as preceding the actual merger with Niagara Mohawk, will afford Niagara Mohawk shareholders tax-free treatment during the merger under Section 351 of the Internal Revenue Code of 1986, to the extent they elect to receive shares of New National Grid. In order to accomplish this goal, the Merger Agreement includes the Scheme of Arrangement that contemplates the exchange of National Grid's existing shares for shares of New National Grid, with National Grid becoming a wholly-owned subsidiary of New National Grid. These new shares will be listed on the London and New York Stock Exchanges in the form of American Depository Shares ("ADS") and will have the same economic and voting rights as National Grid's shares. Pet. at 3-4; Carlton pf. at 4-5.

     10. Upon consummation of the Scheme of Arrangement, Grid Delaware, Inc. (another subsidiary of New National Grid, which is an affiliate of, but not an indirect parent company of, NEP) will complete the proposed merger with Niagara

----------

1/ The Merger Agreement consists of two distinct transactions: a Scheme of Arrangement and a merger. Under English law a "Scheme of Arrangement" is an arrangement or compromise between a company and its shareholders or creditors or any class of its shareholders or creditors, used to reconstruct or amalgamate a corporate entity. A scheme of arrangement requires the approval of a majority of the company's shareholders or creditors or class of shareholders or creditors at a meeting conveyed by order of the High Court. The form of the scheme of arrangement must also be sanctioned by the High Court. Pet. at 2, n.2; Carlton pf. at 3-4.

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Docket No. 6500                                                          Page 4

Mohawk. Upon completion of the merger, Niagara Mohawk will become a wholly-owned subsidiary of New National Grid and National Grid USA will be Niagara Mohawk's direct corporate parent, and Niagara Mohawk will continue to be the direct corporate parent of NMPC. Pet. at 4; Carlton pf. at 5.

     11. The Scheme of Arrangement, as contemplated in the Merger Agreement, primarily involves a "paper transaction" that results in a technical change of control of National Grid and its subsidiaries, and ultimately but remotely including NEP. The Scheme of Arrangement will not have any impact on the regulation, operation, management, financial circumstances, or rates of NEP. Pet. at 4; Carlton pf. at 7.

     12. Following consummation of the Scheme of Arrangement, NEP will remain a separate corporation wholly owned by National Grid USA and will continue to own and conduct a public service business subject to the jurisdiction of the Board. NEP will also retain its ownership interest in Vermont Yankee Nuclear Power Corporation. Pet. at 5; Carlton pf. at 7-8; Stip. at 1.

     13. The Scheme of Arrangement will have no effect on the Board's future jurisdiction over NEP. The Scheme of Arrangement will also have no impact on the arrangements with, and obligations of NEP to, its two end use customers in Vermont, American Paper (formerly Simpson Paper), and the Island Corporation. The Scheme of Arrangement solely involves an indirect technical change of control in the ultimate parent of NEP and will have no impact on NEP operations in Vermont. Carlton pf. at 7.

14. Under the Merger Agreement, no acquisition premium will be paid for National Grid and therefore does not present concerns regarding the treatment or the recovery of such premium. To the extent that an acquisition premium is paid for Niagara Mohawk, the acquisition premium will be pushed down on the books of Niagara Mohawk and its subsidiaries. Carlton pf. at 6.

     15. The Scheme of Arrangement is also subject to approvals by several other regulatory bodies, including (1) Federal Energy Regulatory Commission approval that the transaction is in the "public interest" pursuant to Section 203 of the Federal Power Act, (2) Securities and Exchange Commission approval pursuant to
Section 9(a)(2) of PUHCA; (3) New York Public Service Commission approval; and
(4) a declination of jurisdiction or approval by the New Hampshire Public Utilities Commission. The Scheme of Arrangement is also subject to approval by the High Court in London, England, and consent for the transaction must be obtained from the Secretary of State for Trade and Industry in the United

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Docket No. 6500                                                          Page 5

Kingdom. On October 27, 2000, the Secretary of State for Trade and Industry in the United Kingdom announced that he would not refer the proposed transaction to the United Kingdom competition authorities, and thereby consented to the transaction. Several other regulatory approvals are required for the merger itself. Carlton pf. at 6-7.

     16. The Stipulation, in summary, states that the Department, National Grid and NEP agree that the indirect acquisition by New National Grid of a controlling interest in a company (National Grid USA) that directly has a controlling interest in a company (NEP) subject to the jurisdiction of the Board will promote the public good of the State of Vermont. Stipulation at 2.

                         III. DISCUSSION AND CONCLUSION

     Under 30 V.S.A. ss. 107(a), "[n]o company shall directly or indirectly acquire a controlling interest in any company subject to the jurisdiction of the [Board] . . . without the approval of the [Board]." "Controlling interest" is defined as "ten percent or more of the outstanding voting securities of a company" or such other interest as the Board determines "to constitute the means to direct or cause the direction of the management or policies of a company." 30 V.S.A. ss. 107(e)(1). In order to approve the acquisition of such a controlling interest, the Board must first find that it will "promote the public good." 30 V.S.A. ss. 107(b).

     I have reviewed the Stipulation and the evidence in support of it. The stipulating parties have agreed that the proposed indirect acquisition by New National Grid of a controlling interest in a company (National Grid USA) that directly has a controlling interest in NEP will promote the public good of the State of Vermont. Based on my review of the evidence, I reached the same conclusion. Therefore I recommend that the Board accept the Stipulation.

     Consequently, I find that the indirect acquisition by New National Grid of a controlling interest in NEP will promote the public good of the State of Vermont. 30 V.S.A. ss. 107(b). I thus recommend that the Board approve the transfer of control of NEP to New National Grid.

     The foregoing is hereby reported to the Public Service Board in accordance with the provisions of 30 V.S.A. ss. 8.

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Docket No. 6500                                                          Page 6


     All parties to this proceeding have waived their rights to comment on this Proposal for Decision in accordance with 3 V.S.A. ss. 811.

     Dated at Montpelier, Vermont, this 25th day of June, 2001.


                                                     s/Kurt Janson
                                                     ------------------

                                                     Kurt Janson
                                                     Hearing Officer

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Docket No. 6500                                                          Page 7



                                   IV. ORDER

     IT IS HEREBY ORDERED, ADJUDGED AND DECREED by the Public Service Board of the State of Vermont that:

     1. The findings and conclusions of the Hearing Officer are adopted.

     2. The Stipulation among the Vermont Department of Public Service, The National Grid Group plc, and New England Power Company is approved.

     3. The Joint Petition of The National Grid Group plc and New England Power Company for the acquisition of control of New England Power Company by New National Grid plc is approved. 4. The Petitioners shall file a letter notifying the Board of the date of completion of the transactions under the Merger Agreement within ten days following completion thereof.

     Dated at Montpelier, Vermont, this 27th day of June, 2001.


                                                    ) PUBLIC SERVICE
                  ----------------------------------
                                              )
                                              )       BOARD
                   s/David C. Coen            )
                   ---------------------------
                                              )       OF VERMONT
                                              )
                   s/John D. Burke            )
                   ---------------------------


OFFICE OF THE CLERK

FILED:  June 27, 2001

ATTEST:  s/Susan M. Hudson
         -----------------
               Clerk of the Board

     NOTICE TO READERS: This decision is subject to revision of technical errors. Readers are requested to notify the Clerk of the Board (by e-mail, telephone, or mail) of any technical errors, in order that any necessary corrections may be made. (E-mail address: Clerk@psb.state.vt.us)

     Appeal of this decision to the Supreme Court of Vermont must be filed with the Clerk of the Board within thirty days. Appeal will not stay the effect of this Order, absent further Order by this Board or appropriate action by the Supreme Court of Vermont. Motions for reconsideration or stay, if any, must be filed with the Clerk of the Board within ten days of the date of this decision and order.

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